EXHIBIT 10.4

Date June 26, 2009

Grant Yonehiro

[Address]

Dear Grant:

On behalf of Maxygen, Inc., I am pleased to extend to you this offer of employment with a majority owned subsidiary of Maxygen (the “Maxygen Subsidiary”) that will be formed in connection with a transaction currently being negotiated between Maxygen and Astellas Pharma, Inc. (the “Astellas Transaction”). As you know, this newly formed, majority-owned subsidiary will be focused on protein therapeutics development and discovery in collaboration with Astellas, which will be a minority owner of the Maxygen Subsidiary. As discussed further below, this offer of employment and your acceptance are contingent upon the successful consummation of the Astellas Transaction, which event will be determined at Maxygen’s sole discretion. If you accept this offer of employment with the Maxygen Subsidiary, your hire date (your “Start Date”) will be the date that the Astellas Transaction is successfully consummated. If the Astellas Transaction is not successfully consummated, you will remain an at-will employee of Maxygen in your current position.

Your position with the Maxygen Subsidiary will be Chief Executive Officer and President, reporting to the Board of Managers (or equivalent body, if the entity is not a limited liability company) of the Maxygen Subsidiary (the “Board”). Your position is a full-time, exempt, executive officer position.

Compensation

If you accept this offer and begin your employment with the Maxygen Subsidiary, the Maxygen Subsidiary will pay you a base salary at a rate of $25,000 per month (equivalent to $300,000 per year), which will be paid in accordance with the normal payroll procedures established by the Maxygen Subsidiary. The first and last payment by the Maxygen Subsidiary to you will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period.

For 2010, you will also be eligible to receive an annual performance-based discretionary cash bonus from the Maxygen Subsidiary. The anticipated range for this bonus award for 2010 will be from 0% to 60% of your annualized base salary, with a target bonus of 45%. However, the decision of whether to award a bonus and the amount of such bonus shall be at the sole discretion of the Maxygen Subsidiary. Bonus payments, if any, will be made on or before February 15, 2011 and will not be deemed earned until paid. You must be employed by the Maxygen Subsidiary on the date that the bonus is to be paid in order to be eligible to receive a bonus. You should note that the Maxygen Subsidiary will have the authority to modify compensation and benefits from time to time as it deems necessary, in its sole discretion.

Equity Incentives

The Maxygen Subsidiary will be a limited liability company (LLC) and, as a result, it will not issue stock options or other stock-related awards. Instead, the Maxygen Subsidiary will grant LLC equity or equity-based incentives. Accordingly, subject to approval by the board of managers of the Maxygen Subsidiary, you will be granted 3,750,000 common units in the Maxygen Subsidiary as profits interest units. It is anticipated that the profits interest award will be made to you within 15 days of your employment Start Date; however, the specific date of your grant is dependent on a variety of factors. Your award will be subject to the terms and conditions of the Maxygen

Subsidiary equity compensation plan and a form of award agreement between you and the Maxygen Subsidiary, which will include vesting and transfer restrictions. Your award also will be subject to the terms of the limited liability company agreement of the Maxygen Subsidiary.

Employee Benefits

In addition, as a full-time employee of the Maxygen Subsidiary, you will be eligible to participate in the employee benefit plans that are available to the Maxygen Subsidiary, in accordance with the terms and eligibility requirements of those plans. Currently, it is anticipated that you will be eligible to continue your participation in certain employee benefit plans currently maintained by Maxygen, including the insurance plans for medical, dental, vision, long and short-term disability and group life insurance and accidental death and dismemberment insurance (AD&D).

Maxygen and the Maxygen Subsidiary also intend to offer employees of the Maxygen Subsidiary the continued opportunity to participate in the Maxygen 401(k) savings plan. However, please note that the stock match currently offered by Maxygen for contributions to the 401(k) plan is discretionary and Maxygen may reduce or discontinue this benefit at any time.

Your benefits will also include eligibility for flexible time off (“FTO”). While the FTO plan of the Maxygen Subsidiary is anticipated to be substantially similar to the current Maxygen FTO plan, the FTO plan of the Maxygen Subsidiary is currently being established and therefore is subject to modification by the Maxygen Subsidiary in its sole discretion. As discussed in more detail below, your service time with Maxygen will count towards your years of service with the Maxygen Subsidiary in terms of the FTO accrual rate. Your earned, but unused FTO will be transferred with you to the Maxygen Subsidiary.

Other employee benefits currently offered by Maxygen (such as the commuter reimbursement, health club reimbursement, ESPP) are under review and may be significantly modified, or eliminated by the Maxygen Subsidiary. You will be informed of any decisions of the Maxygen Subsidiary regarding such benefits once they are made.

You may receive such other benefits as the Maxygen Subsidiary may offer from time to time, in its sole discretion. In addition, the Maxygen Subsidiary will reserve the right to modify, amend or discontinue any benefit plan at any time, in its sole discretion.

Maxygen, Inc. Compensation and Benefits

FTO

Although your hire date with the Maxygen Subsidiary will be the date of the successful consummation of the Astellas Transaction, you will receive credit for your service time at Maxygen for purposes of calculating your FTO accrual at the Maxygen Subsidiary. Any FTO days that you have earned with Maxygen will be honored by the Maxygen Subsidiary. Your existing FTO balance with Maxygen will be carried over to the Maxygen Subsidiary. In acceptance of this offer of employment, you acknowledge and agree that your current FTO balance be transferred to the Maxygen Subsidiary and that your use of FTO will be subject to the terms and conditions of the vacation policies in place at the Maxygen Subsidiary.

Maxygen Equity Plan Benefits

For stock options, because the Maxygen Subsidiary will be an “Affiliate” of Maxygen, all outstanding options for Maxygen common stock that were granted to you during your employment with Maxygen will continue to vest and be exercisable in accordance with the terms of the applicable Maxygen equity plan and stock option agreement, as well as the Retention Agreement between you and Maxygen (the “Retention Agreement”). Any Maxygen restricted stock unit awards (RSUs) you hold as of the date of this letter will be treated as set forth in your Retention Agreement.

As an employee of the Maxygen Subsidiary, you will no longer be eligible to participate in the Maxygen Employee Stock Purchase Plan (ESPP). All payroll deductions credited to your ESPP account at the time of your termination from Maxygen will be promptly refunded to you.

Severance

In the event that the Maxygen Subsidiary terminates your employment without Cause, or you resign your position with the Maxygen Subsidiary with Good Reason, in each case as defined below, then subject to the conditions set forth below, you will be entitled to the following benefits:

(a)	continuation of your then-current base salary for 6 months following the date of your employment termination (the “Termination Date”), payable on the Maxygen Subsidiary’s normal payroll schedule;

(b)

a payment to be made on or prior to the earlier of (i) the 60th day following your Termination Date, or (ii) 2 1/2 months following the end of your tax year in which such amount is earned, equal to the pro-rated amount of your target bonus for the year in which the Termination Date occurs (in an amount, if any, determined at the discretion of the Board);

(c)	payment on or prior to the 60th day following the Termination Date of any earned but as yet unpaid bonus for the year preceding the year in which the Termination Date occurs;

(d)	accelerated vesting of any Maxygen Subsidiary or Maxygen equity awards such that you will be vested in the number of shares underlying such awards as you would have been vested in had your employment continued for an additional 6 months beyond your Termination Date (with pro-rated monthly vesting applying in the event any award you hold as of immediately preceding the Termination Date is subject to annual vesting);

(e)	an additional 6 months beyond the termination date that would otherwise apply under your options in which to exercise your vested options (including any options that vest pursuant to paragraph (d) above); and

(f)	unless you are receiving health, dental and vision benefits paid for by Maxygen either directly or under the terms and conditions of the Retention Agreement (in which case the medical coverage benefits provided in that agreement shall apply and this paragraph (f) shall not apply), and provided you timely elect coverage under COBRA, payment by the Maxygen Subsidiary of 100% of the cost, on your behalf, for your continued group health, dental and vision coverage under COBRA for your and your eligible dependents until the earlier of the end of the 6-month period following the date on which you cease to be covered under either the Maxygen Subsidiary or the Maxygen (as applicable) group health, dental and vision plans or the date on which you and your dependents become covered under another employer’s group health plans and programs that provide your and your dependents with comparable benefits and levels of coverage.

The benefits described in (a), (b), (d), (e) and (f) above are contingent upon your entering into and not revoking an Agreement and Release (the “Release”) in the form attached hereto as Exhibit A and such Release becoming effective within 30 days following the Termination Date under the circumstances set forth above. The payments described in (a) above, in addition to being subject to any delay in payment set forth below in “Section 409A Matters” will not commence until the Release has become effective with any accumulated amounts that are not paid during the period in which the Release has not yet become effect being accumulated and being paid on the first payroll period next following the Release effective date.

For purposes of this letter agreement, the following definitions apply:

“Cause” for termination of your employment means your (i) willful and continued failure to substantially perform your duties with the Maxygen Subsidiary (other than as a result of physical or mental disability) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties and that has not been cured within fifteen (15) days following your receipt of the written demand; (ii) commission of a felony (other than a traffic-related offense) that in the written determination of the Board is likely to cause or has caused material injury to the Maxygen Subsidiary’s business; (iii) dishonesty with respect to a significant matter relating to the Maxygen Subsidiary’s business; or (iv) material breach of any agreement by and between you and the Maxygen Subsidiary, which material breach has not been cured within fifteen (15) days following your receipt of written notice from the Board identifying such material breach.

“Good Reason” for you to resign your employment shall exist upon (i) any material reduction in your duties, authority, or responsibilities relative to your duties, authority, or responsibilities in effect immediately before such reduction, except if agreed to by you: (ii) a material reduction in your base compensation as in effect immediately before such reduction, except if agreed to in writing by you; (iii) a relocation of the geographic location at which you must perform services more than thirty (30) miles from your then present geographic location, except if agreed to in writing by you; (iv) a material breach by the Maxygen Subsidiary of any provision of this letter agreement; or (v) failure of the Maxygen Subsidiary to obtain the assumption of this letter agreement by any successor or assign of the Maxygen Subsidiary; provided, however, that such events shall not constitute grounds for a Good Reason termination unless (i) you have provided notice to the Maxygen Subsidiary of the existence of the one or more of the above conditions within ninety (90) days of its initial existence, (ii) the Maxygen Subsidiary has been provided at least thirty (30) days to remedy the condition, and the effective date of your resignation is within six months of the initial occurrence or circumstance giving rise to Good Reason.

Section 409A Matters

(a) Notwithstanding any provision to the contrary herein, no Deferred Compensation Separation Payments (as defined below) that becomes payable under this letter agreement by reason of your termination of employment with the Maxygen Subsidiary (or any successor entity thereto) will be made unless such termination of employment constitutes a “separation from service” within the meaning of Section 409A of the Internal Revenue Code (the “Code”), and any final regulations and Internal Revenue Service guidance promulgated thereunder (“Section 409A”). Further, if you are a “specified employee” of the Maxygen Subsidiary (or any affiliate, including Maxygen, or successor entity thereto) within the meaning of Section 409A on the Termination Date (other than a termination due to death), then the severance payable to you, if any, under this letter agreement, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, but excluding any amounts specified in paragraphs (b) or (c) below, the “Deferred Compensation Separation Payments”) that are payable within the first six (6) months following your Termination Date shall be delayed until the first payroll date that occurs on or after the date that is six (6) months and one (1) day after the Termination Date, when they shall be paid in full arrears. All subsequent Deferred Compensation Separation Payments, if any, shall be paid in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following you termination but prior to the six (6) month anniversary of you termination, then any Payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(b) Any amounts paid under this letter agreement that satisfy the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation Separation Payments for purposes of clause (a) above.

(c) Any amount paid under this letter agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that do not exceed the Section 409A Limit shall not constitute Deferred Compensation Separation Payments for purposes of clause (ii) above. “Section 409A Limit” will mean the lesser of two (2) times: (A) your annualized compensation based upon the annual rate of pay paid to you during the Maxygen Subsidiary’s taxable year preceding its taxable year of your Termination Date as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.

(d) Any taxable reimbursements and/or taxable in-kind benefits provided in this letter agreement shall be made or provided in accordance with the requirements of Section 409A, including: (i) the amount of any such expense reimbursement or in-kind benefit provided during a taxable year of you shall not affect any expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the last day of your taxable year that immediately follows the taxable year in which the expense was incurred; and (iii) the right to any such reimbursement shall not be subject to liquidation or exchange for another benefit or payment.

(e) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided in this letter agreement will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Maxygen Subsidiary agree to work together in good faith to consider amendments to this letter agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.

Other Terms and Conditions of Employment with the Maxygen Subsidiary

Any offer of employment by the Maxygen Subsidiary is not to be construed as a contract of employment for any particular period of time. All employment with the Maxygen Subsidiary is “at will.” Employment “at will” means that you are free to resign from your employment at any time, for any reason or no reason, with or without cause and with or without notice. Similarly, the Maxygen Subsidiary may terminate your employment at any time for any reason or no reason, with or without cause and with or without notice. By accepting this offer of employment, you are accepting employment by the Maxygen Subsidiary on the terms and conditions above and contingent upon the successful consummation of the Astellas Transaction. You agree that your employment is at will, and acknowledge that no one, other than the Board, has the authority modify the at-will nature of your employment with the Maxygen Subsidiary. Any such modification must be in writing and signed by both you and the Chairperson of the Board to be effective. You should also understand that nothing contained herein shall alter your current at-will employment relationship with Maxygen.

Please note that the Maxygen Subsidiary expects its employees to devote their time and energies to their jobs with the Maxygen Subsidiary (although we acknowledge that you will have continued responsibilities directly with Maxygen). For this reason, employment with any other entity (other than Maxygen or another subsidiary or affiliate thereof), or for yourself in competition with the Maxygen Subsidiary during the term of your the Maxygen Subsidiary employment, will not be permitted. If you want to take any outside work during your employment with the Maxygen Subsidiary (other than as noted above), you are required to disclose the outside opportunity in writing to the Chairperson of the Board in advance so that the Maxygen Subsidiary can determine if any actual or potential conflict of interest exists.

The business of the Maxygen Subsidiary will require all employees to be flexible in their ability to perform multiple tasks, and to accept changes in scheduling and duties to reflect shifting demands. By accepting this offer of employment, you agree that your title and compensation are subject to change, and that your job duties may change from time to time, as required by the business needs of the Maxygen Subsidiary.

During the course of your employment with the Maxygen Subsidiary, you may create, develop or have access to confidential information belonging to the Maxygen Subsidiary, including trade secrets and proprietary information, such as technical and scientific research and/or protocols, customer and supplier information, business plans, marketing plans, unpublished financial information, designs, drawings, innovations, inventions, discoveries, specifications, software, source codes, and personnel information. You agree that as a condition of your employment with the Maxygen Subsidiary, you will sign and comply with the Confidential Information, Secrecy and Invention Agreement of the Maxygen Subsidiary.

Arbitration of Disputes

As more fully set forth in the Confidential Information, Secrecy and Invention Agreement, in the event of any dispute or claim relating to or arising out of your employment relationship, you and the Maxygen Subsidiary agree to an arbitration in which (i) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (ii) we agree that all disputes between you and the Maxygen Subsidiary shall be fully and finally resolved by binding arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Maxygen Subsidiary shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law.

Other Employment-Related Matters

The terms and conditions of this letter supersede any prior or other written or oral communications to you concerning the terms of this contingent employment offer, including (except as set forth in the Amended and Restated Change of Control Agreement with Maxygen, the Retention Agreement and any agreements contemplated in either of those agreements) any commitments or promises that may have been made to you by or on behalf of the Maxygen Subsidiary, Maxygen, Astellas, or agreements between you and the Maxygen Subsidiary, Maxygen or Astellas regarding your employment with the Maxygen Subsidiary.

The Maxygen Subsidiary may seek to collect information from Maxygen regarding your background, qualifications, and performance, and to verify any information you may provide to the Maxygen Subsidiary on those subjects. By signing below, you authorize the Maxygen Subsidiary, its affiliates and any of their authorized employees or agents to contact Maxygen to discuss your background, qualifications and performance with them. You also authorize the Maxygen Subsidiary and its affiliates and any of their authorized employees to review your personnel records and arrange for their transfer to the Maxygen Subsidiary.

You acknowledge and agree that this offer of employment with the Maxygen Subsidiary and your acceptance hereof, is contingent upon the successful consummation of the Astellas Transaction (as determined in the sole discretion of Maxygen) and creates no employment relationship with the Maxygen Subsidiary or any other obligation of the Maxygen Subsidiary or Maxygen regarding the matters set forth herein unless and until such time. Accordingly, this offer of employment will become null and void if the Astellas Transaction is not consummated for whatever reason. You also acknowledge that this letter and any information you have received regarding the Astellas Transaction is considered by Maxygen to be “Confidential Information” under the Confidential Information, Secrecy and Invention Agreement between Maxygen and you and is subject to restrictions on the use and disclosure of such information as set forth in that agreement.

Grant, we are pleased to extend this offer of employment to you on behalf of the Maxygen Subsidiary, and hope that your association with the Maxygen Subsidiary will be successful and rewarding. Please indicate your acceptance of this contingent offer by signing this letter below and returning the letter to me by Friday, June 26, 2009. A copy of the letter is enclosed for your records.

Sincerely,

Maxygen, Inc.

By:	/s/ Lawrence Briscoe
Lawrence Briscoe

My signature below acknowledges my understanding that employment with the Maxygen Subsidiary is subject to each of the following: (a) the successful consummation of the Astellas Transaction; and (b) my execution of the Confidential Information, Secrecy and Invention Agreement of the Maxygen Subsidiary before my first day of employment. I understand and agree to the foregoing terms and conditions of employment with the Maxygen Subsidiary.

/s/ Grant Yonehiro
Grant Yonehiro

6/26/09
Date

Exhibit A

to Offer Letter

MAXYGEN SUBSIDIARY

AGREEMENT AND RELEASE

I hereby confirm my obligations under the Confidential Information, Secrecy and Invention Agreement I have previously entered into with the Maxygen Subsidiary (the “Company”).

I acknowledge that I have read and understand Section 1542 of the California Civil Code that reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against the Company.

Except as otherwise set forth in this Agreement and Release (the “Release”), I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the Effective Date of this Release (as defined below), including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal Americans with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to (i) indemnify me pursuant to any applicable statute, provision in the Company’s certificate of incorporation or bylaws, or indemnification agreement and to provide me with continued coverage under the Company’s directors and officers liability insurance policy to the same extent that it has provided such coverage to previously departed officers and directors of the Company or (ii) provide the benefits to me set forth in the Retention Agreement entered into between the Company and me; and provided further that this paragraph shall not be effective as a release to claims which cannot be waived under applicable law.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA. I also acknowledge that the consideration given for the waiver and release in the preceding paragraph hereof is in addition to anything of value to which I was already entitled. If and only if I am covered by ADEA, I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (A) my waiver and release do not apply to any rights or claims that may arise after the Effective Date of this Release; (B) I have the right to consult with an attorney prior to executing this Release; (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily execute this Release earlier); (D) I have seven (7) days following the execution of this Release to revoke the Release; and (E) this Release shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Release is executed by me (the “Effective Date”). If I am not covered by ADEA, I acknowledge that this Agreement shall be effective as of the date upon which this Release has been executed by me (the “Effective Date”).

By:
THE EXECUTIVE

Date: